Exhibit 12.1

MPG OFFICE TRUST, INC.
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Unaudited; in thousands, except ratios)

	For the Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings Available for Fixed Charges and Preferred Dividends:
Loss from continuing operations before equity in net (loss) income of unconsolidated joint venture and gains on sale of real estate	$(124,688)	$(301,861)	$(256,120)	$(117,177)	$(93,646)

Plus fixed charges:
Interest expense (including amortization of loan fees)	210,346	189,012	188,695	171,537	145,121
Capitalized interest and loan fees	1,449	625	467	8,148	45,702
Estimate of interest within rental expense	1,250	1,291	1,500	1,486	1,261

Fixed charges	213,045	190,928	190,662	181,171	192,084

Plus:
Amortization of loan fees	5,193	4,510	5,051	6,591	15,396
Distributions (to) from unconsolidated joint venture	(620)	—	(160)	4,600	3,570
Less:
Preferred stock dividends	(18,806)	(19,064)	(19,064)	(19,064)	(19,064)
Capitalized interest and loan fees	(1,449)	(625)	(467)	(8,148)	(45,702)

Earnings	$72,675	$(126,112)	$(80,098)	$47,973	$52,638

Combined Fixed Charges and Preferred Dividends:
Fixed charges (from above)	$213,045	$190,928	$190,662	$181,171	$192,084
Preferred stock dividends	18,806	19,064	19,064	19,064	19,064

Combined fixed charges and preferred dividends	$231,851	$209,992	$209,726	$200,235	$211,148

Ratio of earnings to combined fixed charges and preferred dividends	0.31	(0.60)	(0.38)	0.24	0.25

Deficiency	$159,176	$336,104	$289,824	$152,262	$158,510